UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 22)

BioTime, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09066L105
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017
(Date of Event Which Requires Filing of this Statement)

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

27,169,254

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

27,169,254

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

27,169,254

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

27,169,254

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

27,169,254

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

27,169,254

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.5%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

162,908

8.	SHARED VOTING POWER

27,169,254

9.	SOLE DISPOSITIVE POWER

162,908

10.	SHARED DISPOSITIVE POWER

27,169,254

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

27,332,162

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09066L105

Item 1.	Security and Issuer.

BioTime, Inc., (the "Issuer") Common Shares, no par value (the "Shares") BioTime, Inc. 1010 Atlantic Avenue, Suite 102 Alameda, California 94501

Item 2.	Identity and Background.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 16, 2015.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 27,169,254 Shares.
As of the date hereof Broadwood Capital may be deemed to beneficially own 27,169,254 Shares.
As of the date hereof Neal C. Bradsher may be deemed to beneficially own 27,332,162 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

In addition, the Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Mr. Bradsher serves on the Board of Directors of the Issuer.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 27,169,254 Shares, constituting 24.5% of the Shares of the Issuer, based upon the 110,845,952* Shares deemed outstanding as of October 13, 2016.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,169,254 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,169,254 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 27,169,254 Shares, constituting 24.5% of the Shares of the Issuer, based upon the 110,845,952* Shares deemed outstanding as of October 13, 2016.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 27,169,254 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 27,169,254 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 27,332,162 Shares, constituting 24.6% of the Shares of the Issuer, based upon the 110,945,952** Shares deemed outstanding as of October 13, 2016.

Neal C. Bradsher has the sole power to vote or direct the vote of 162,908 Shares; has the shared power to vote or direct the vote of 27,169,254 Shares; has sole power to dispose or direct the disposition of 162,908 Shares; and has shared power to dispose or direct the disposition of 27,169,254 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
On February 15, 2017, in connection with the Issuer's underwritten public offering of its common stock, Broadwood Partners purchased 2,222,222 shares of the Issuer's common stock at a price of $2.70 per share.   Except as set forth herein, no other transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(*)
The number of outstanding shares is based on the 103,392,248 shares the Issuer reported outstanding as of October 13, 2016, adjusted for the Issuer's underwritten public offering of 7,453,704 shares on February 15, 2017.

(**)
The number of outstanding shares is based on the 103,392,248 shares the Issuer reported outstanding as of October 13, 2016, adjusted for the Issuer's underwritten public offering of 7,453,704 shares on February 15, 2017 and options held by Neal C. Bradsher.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the purchase of common stock in the Issuer's underwritten public offering, the Reporting Persons have entered into a "Lock-Up Agreement" with the Issuer and Raymond James & Associates, Inc., the representative (the "Representative") of the several underwriters of the offering, pursuant to which the Reporting Persons have agreed that for a period commencing on February 9, 2017 and ending 90 days after the date of the final prospectus supplement filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Act") (the "Lock-Up Period"), the Reporting Persons will not, subject to certain exceptions set forth in the Lock-Up Agreement, (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a "Disposition") any stock, options, warrants or other securities of the Company (the "Company Securities"), or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any Company Securities held by the Reporting Persons or acquired by the Reporting Persons after the date of the Lock-Up Agreement, or that may be deemed to be beneficially owned by the Reporting Persons (collectively, the "Lock-Up Shares"), pursuant to the rules and regulations promulgated under the Act, and the Securities Exchange Act of 1934, as amended, without the prior written consent of the Representative or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that the Reporting Persons have or may have to require the Issuer to register under the Act the Reporting Persons' sale, transfer or other disposition of any Lock-Up Shares or other securities of the Issuer held by the Reporting Persons, or to otherwise participate as a selling securityholder in any manner in any registration effected by the Issuer under the Act (including under the registration statement) during the Lock-Up Period.

The foregoing description of the Lock-Up Agreement is a summary only and is qualified in its entirety by the actual terms of the Lock-Up Agreement, which has been included as Exhibit B to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Exhibit B
Joint Filing Agreement.

Form of Lock-up Agreement incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on February 13, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER*

February 17, 2017

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
Joint Filing Agreement
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Shares, no par value of BioTime, Inc.
This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Executed this 17th day of February, 2017.
BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

SK 22056 0001 7416105